SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11th, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under cover of Form 6-K a letter addressed to shareholders from the Chairman of the Board of Directors.

April 11, 2003

Ladies and Gentlemen:

At its meeting on April 11, 2003, the Board of Directors of your company undertook a new examination of the Thirteenth Resolution to be submitted to the Combined General Meeting of Shareholders to be held on April 11, 2003.

The Thirteenth Resolution authorizes the Board of Directors to act under the general resolution authorizing the Board of Directors to increase the share capital of the company in the event of a public offer for the purchase or exchange of the company’s shares.

In light of the most recent undertakings of the Board concerning the corporate governance of your company, and following meetings with various shareholders over the course of the weeks preceding the General Meeting, I proposed that the Board of Directors withdraw this resolution.

After having deliberated, the Board of Directors approved this proposal and decided to withdraw the Thirteenth Resolution from the agenda of the Combined General Meeting of Shareholders to be held on April 11, 2003.

This decision confirms your company’s commitment to the continual improvement of its corporate governance rules and its desire to take into consideration the most recent developments in this area.

The Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 11, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

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